Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2005	2004
	(As Restated)	(As Restated)
	(Dollars in Thousands)
EARNINGS:
Income before income taxes and minority interest	$46,207	$40,598
Add (deduct):
Earnings on equity method investments	(14,754)	(14,127)
Distributions from unconsolidated entities	1,520	3,683
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(2,164)	(2,972)
	30,809	27,182
Add fixed charges:
Consolidated interest expense	51,856	46,821
Interest portion (1/3) of consolidated rent expense	8,449	7,405
	$91,114	$81,408

FIXED CHARGES:
Consolidated interest expense	$51,856	$46,821
Interest portion (1/3) of consolidated rent expense	8,449	7,405
	$60,305	$54,226

RATIO OF EARNINGS TO FIXED CHARGES	1.51	1.50

Tax-effected preferred dividends	$82	$85
Fixed charges	60,305	54,226
Fixed charges and preferred dividends	$60,387	$54,311

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	1.51	1.50